Tenet Provides Operational Update at Chinese New Year Break

Toronto, Ontario--(Newsfile Corp. - February 4, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today provided a brief update on select segments of its Chinese operations while the country pauses to celebrate the Chinese New Year / Spring Festival Holiday.

For each operational segment, the Company also provided the segment's connection to the Business Hub™ ecosystem and its importance to Tenet's long-term vision.

SUPPLY-CHAIN (CONSUMER GOODS)

Background and Update Summary:

After originally introducing its services to the top of the supply-chain (transactions between factories and raw material suppliers), the Company systematically worked its way down the supply-chain (transactions between wholesale distributors and retailers) over the past couple of years where the transactions it facilitates generate much better profit margins. Through cash advance programs for JD.COM suppliers and retailers, financing programs for social media influencers, and other programs aimed at providing timely liquidity to thousands of retailers and distributors, Tenet's name slowly began to circulate among some high-profile organizations in 2021 when it comes to the circulation of consumer goods where the Company's services are offered. Despite the expected economic slowdown due to the lingering COVID-19 pandemic, distributors such as Xiamen Guangzhui Ltd. ("XGL") actually saw a significant increase to their business in 2021, which they credit to their affiliation with the Business Hub™. By leveraging the Business Hub™ to overcome its cash flow and liquidity challenges, XGL's business grew such that in 2021 it was able to obtain exclusive distribution rights from energy drink maker Red Bull at PetroChina and Sinopec convenience in several Chinese provinces. The XGL example is one of many cases where the Business Hub™ has been credited for having a concrete impact on the operations of the ecosystem's members.

While new clients were regularly added to the existing retailer and distributor financing programs throughout the year, including many of packaged foods distributor Beijing Jingying Corporate Management Ltd.'s more than 250,000 retail clients, Tenet saw an uptick in program enrolment in the second half of the year. The Company credits this to its first year of participation in China's three largest shopping festivals, namely "618" (in June), Single's Day (in November) and Couples' Day (in December). Those events not only made significant contributions to the Company's 2021 revenue but also allowed Tenet to introduce its offerings to a number of new clients and re-ignited its partnership with e-commerce software provider ShopEx.

Connection to Business Hub™:

Consumer goods supply-chain clients access the Business Hub™ through the Gold River platform.

Long-term Outlook:

The consumer goods supply-chain segment has now replaced the raw materials supply-chain segment as the biggest contributor of the Company's revenue. Tenet is forecasting its 2021 revenue will triple in 2022 and the consumer goods segment is once again expected to pace its Chinese revenue throughout 2022. While other operational segments such as insurance and clean tech may eventually eclipse it in terms of revenue, the consumer goods supply-chain segment will continue to play a major role in Tenet's long-term plans as it will be the primary connection segment between the Company's Chinese Hub and its Hubs in other countries and regions of the world.

SUPPLY-CHAIN (RAW MATERIALS)

Background and Update Summary:

Although Tenet strategically puts more emphasis on consumer goods supply-chain transactions between distributors and retailers, the Company felt it was important to continue to facilitate some raw materials supply-chain transactions, especially those in sectors that would provide collateral benefits to the Company such as the steel industry. Tenet launched its Link-Steel platform in the second half of 2021 to cater to the needs of the steel industry. The platform allows small and large steel traders (steel being one of the most traded commodities in China), factories and contractors to buy, sell, and trade steel, all while arranging for orders to be financed, shipped and warehoused. The platform saw quick adoption by the industry and at the beginning of 2022 attracted one of the country's largest steel traders, the Chen Hua Group, which is not only trading on the platform but also extending credit of up to 200M RMB (approximately CAD$40M) to qualified members. Unlike raw material supply-chain transactions of the past (2019 and 2020) where shipping and warehousing were outsourced through a third-party application and service provider, shipping and warehousing services associated with transactions facilitated through the Link-Steel platform are processed through Tenet's Gold River platform. This creates opportunities to generate revenue and attractive margins from the shipping and transportation of the materials sold (more on that in the Automotive/Transportation section below).

Connection to Business Hub™:

Raw materials supply-chain clients access the Business Hub™ either through the Link-Steel platform (for steel industry participants) or through the Gold River platform (for non-steel materials).

Long-term Outlook:

Tenet originally began servicing raw material suppliers and factories to eventually get to distributors and retailers down the supply-chain. But the Company believes that there are more benefits to be had from continuing to service the industry than just using it to acquire downstream clients. With collateral services now providing better profit margin revenue opportunities and the likes of high-profile clients such as the Chen Hua Group joining the ecosystem, this segment now plays an important complementary role in the ecosystem's offering. It will also allow Tenet to keep a finger on the pulse of macro economic activity in the country, which is expected to be an important aspect of the data monetization phase of the Company's business plan.

INSURANCE

Background and Update Summary:

Tenet entered the Chinese insurance space in 2021 though the acquisition of assets that included the Heartbeat insurance product management and brokerage platform. China's insurance brokers had until February 1, 2022 to comply with regulations that required them to have systems that allow them to share data with, and that are directly linked to, the country's insurance companies. Heartbeat is currently linked to China's top insurance companies, including Ping An Insurance (Group) Ltd., China Life Property & Casualty Insurance Company Ltd., The People's Insurance Company (Group) of China Ltd., and Bank of China Insurance Company Ltd. That puts Tenet in great position to play a role in the distribution of insurance products throughout the country. At the beginning of 2022 as the new regulations were coming into effect, the Company had insurance sales teams in 20 provinces in China, leveraging partnerships with eHi Auto Services Ltd. and pre-owned vehicle trading platform YouCKU.

Connection to Business Hub™:

The Heartbeat platform leverages the Business Hub™'s analytics and AI capabilities to suggest the right insurance products for potential insurance buyers or help design customized products based on client needs.

Long-term Outlook:

The Chinese insurance industry is the second largest in the world, behind only the US insurance industry. And with insurance potentially playing a role in virtually every B2B industrial sector, this segment has the potential to eventually account for the largest percentage of Tenet's Chinese revenue in the long run.

AUTOMOBITIVE/TRANSPORTATION

Background and Update Summary:

There are two different aspects to Tenet's foray into the automotive/transportation segment. The first has a direct link to its involvement in the insurance industry. Its partnerships with eHi Auto Services and YouCKU are largely to distribute insurance products aimed at the auto industry. The second is linked to the Company's activities in the supply-chain industry, specifically the distribution of goods in the supply-chain. The transportation of goods is an extremely fragmented business in China where the vast majority of truck drivers are independent self-employed individuals with their own truck or fleets. As each supply-chain transaction facilitated by the Business Hub™ will generally create a shipping opportunity, the Company saw an opportunity to attract these independent truck drivers to its ecosystem and provide them with regular and predictable business opportunities. Tenet plans to launch an "Uber-type" platform for truck drivers in the second quarter of 2022 to give them access to shipping opportunities generated by transactions facilitated through the Business Hub™.

Connection to Business Hub™:

Automotive industry participants access the Business Hub™ through the Heartbeat platform, while transportation industry participants will access it though a new platform to be launched in Q2 2022.

Long-term Outlook:

While revenue opportunities in the automotive industry are largely expected to be linked to the insurance offerings facilitated through the Heartbeat platform and will likely be accounted for as insurance related revenue, revenue opportunities in the transportation industry will provide an entirely new revenue stream for Tenet. The Company will look to eventually expand the opportunities for its truck driving members beyond those provided throughout the Business Hub™ ecosystem.

ENERGY (CLEAN TECH)

Background and Update Summary:

Named after China's pledge to cut carbon dioxide emissions after 2030 and be carbon neutral by 2060, Tenet's i3060 Clean Tech platform aims to digitize the feasibility and life cycle of clean energy projects. In early 2022, the Company began working with China Energy Engineering Corp. (CEEC) on a pilot project in four cities to install solar panels on residential and commercial roofs in a cost-effective manner. Tenet's i3060 platform is used to identify all the roof tops in each city where solar panels could potentially be installed, with each such roof identified as a mini-project. The platform then estimates the potential energy to be generated by each mini-project and its potential profitability before determining whether the mini-project should be pursued. Funding for the projects is provided through the Business Hub™. All or part of the energy generated can be used by the building owners or sold to the energy grid.

Connection to Business Hub™:

Clients access the Business Hub™ services through the i3060 platform.

Long-term Outlook:

Given China's commitment to turn "green" and considering the opportunities that that commitment will create for years to come, involvement in the clean tech segment will be central to Tenet long-term vision for growth in China. The Company's i3060 platform has already caught the attention of several highly respected industry experts and organizations and the country's preeminent energy corporation.

Tenet will look to provide a similar update on its upcoming North American operations in the coming weeks.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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